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Milan
Attn:	Dale Welcome

John Cash

Thomas Jones

Sherry Haywood

Division of Corporation Finance

Office of Manufacturing

Re:	Bird Global, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed July 15, 2021

File No. 333-256187

Ladies and Gentlemen:

On behalf of our client, Bird Global, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 5, 2021 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission by the Company on July 15, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 3 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Summary Historical Financial Data of Switchback, page 18

1.

Please reconcile basic and diluted net loss per share, Class B ordinary shares, for the three months ended March 31, 2021, with the amounts appearing in the unaudited condensed financial statements on pages F-6 and F-16.

Response: The Company acknowledges the Staff’s comment and has revised pages 18 and 19 of the Registration Statement accordingly. The Company respectfully advises the Staff that the financial disclosures and unaudited condensed financial statements in the Registration Statement have been updated to reflect the six months ended June 30, 2021.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2021, page 80

August 18, 2021

2.

We appreciate your response to prior comment five. Please expand the disclosure in your registration statement, to include a table that presents the detailed information you provided in your response and sums to the respective adjustment for other liabilities and additional paid-in capital.

Response: The Company acknowledges the Staff’s comment and has revised pages 80, 81, 89, and 90 of the Registration Statement accordingly.

Comparative Share Information, page 97

3.

We note your response to prior comment 12 and the revision to your registration statement. Please revise the second sentence of the second paragraph to state that the weighted average shares outstanding and net loss per share information reflect the Business Combination as if it had occurred on January 1, 2020.

Response: The Company acknowledges the Staff’s comment and has revised page 94 of the Registration Statement accordingly.

4.

We note your response to prior comment 13 and the revision to your registration statement. However, the first bullet of prior comment 13 was intended to request that you remove book value per share, as of December 31, 2020, from the historical, pro forma combined, and Bird equivalent pro forma per share data columns. Please revise your disclosure to reinstate the other line items of the comparative share information, for the year ended December 31, 2020, that were deleted.

Response: The Company acknowledges the Staff’s comment and has revised pages 95 and 96 of the Registration Statement accordingly.

5.	Please provide us with your calculation of historical book value per share, at March 31, 2021, for both Switchback and Bird.

Response: The Company acknowledges the Staff’s comment and has revised page 95 of the Registration Statement accordingly.

The Company respectfully advises the Staff that the calculation of historical book value per share equals the sum of permanent and temporary equity divided by the sum of weighted average shares outstanding (“WASO”) in permanent and temporary equity.

Switchback historical book value per share, at March 31, 2021, of $7.14 equals the sum of permanent equity of $5,000,002 and temporary equity of $276,169,760 divided by the WASO of Class A ordinary shares of 31,625,000 and the WASO of Class B ordinary shares of 7,780,208.

Bird historical book value per share, at March 31, 2021, of $3.53 equals the sum of permanent equity of $(938,683,000) and temporary equity of $1,124,852,000 divided by the WASO of Bird Common Stock of 52,775,659.

Bird Rides, Inc. Unaudited Condensed Consolidated Financial Statements

Note 12—Segment Information, page F-61

August 18, 2021

6.

We appreciate your response to prior comment 21. Please revise your disclosure to discuss the facts and circumstances that resulted in there being no results of operations for the Other segment during the three months ended March 31, 2021, as well as the current nature of operations in that segment.

Response: The Company acknowledges the Staff’s comment and has revised page F-62 of the Registration Statement accordingly.

Exhibit 23.3—Consent of Independent Registered Public Accounting Firm, page II-4

7.

The consent from Frank, Rimerman + Co. LLP refers to its “report dated November 18, 2020, except for the effects of Note 1 for which the date is July 15, 2021.” Please have your auditors revise their consent to refer to Note 10, to coincide with their independent auditors’ report on page F-96.

Response: The Company acknowledges the Staff’s comment and has revised Exhibit 23.3 of the Registration Statement accordingly.

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2139 or my colleague, Christopher J. Clark, at (202) 637-2374.

Very truly yours,

/s/ Rachel W. Sheridan
Rachel W. Sheridan
of LATHAM & WATKINS LLP

cc:	Travis VanderZanden, Bird Global, Inc.

Wendy Mantell, Bird Global, Inc.

Jim Mutrie, Switchback II Corporation

Justin G. Hamill, Latham & Watkins LLP

Christopher J. Clark, Latham & Watkins LLP

Douglas E. McWilliams, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.